Exhibit 99.3

The following table sets forth Deutsche Bank AG’s ratio of earnings to fixed charges for the periods:

	Three months Ended Jun 30, 2018	Six months Ended Jun 30, 2018	Year Ended Dec 31, 2017	Year Ended Dec 31, 2016		Year Ended Dec 31, 2015		Year Ended Dec 31, 2014	Year Ended Dec 31, 2013
in € millions, except ratios
Earnings:
1. Income (loss) before income tax expense	711	1,143	1,228	(810)		(6,097)		3,116	1,456
2. Add: Fixed charges excluding capitalized interest (Line 10)	3,315	6,674	11,977	11,206		10,368		11,001	11,045
3. Less: Net income (loss) from equity method investments	74	176	137	455		164		619	369
4. Earnings including interest on deposits	3,952	7,642	13,068	9,941		4,107		13,498	12,132
5. Less: Interest on deposits	704	1,451	2,833	2,583		2,764		3,210	3,360

6. Earnings excluding interest on deposits	3,249	6,190	10,234	7,358		1,342		10,288	8,773

Fixed Charges:
7. Interest Expense	3,249	6,542	11,714	10,929		10,086		10,729	10,768
8. Estimated interest component of net rental expense	66	132	263	277		283		272	277
9. Amortization of debt issuance expense	0	0	0	0		0		0	0

10. Total fixed charges including interest on deposits and excluding capitalized interest	3,315	6,674	11,977	11,206		10,368		11,001	11,045
11. Add: Capitalized interest	0	0	0	0		0		0	0

12. Total fixed charges	3,315	6,674	11,977	11,206		10,368		11,001	11,045
13. Less: Interest on deposits (Line 5)	704	1,451	2,833	2,583		2,764		3,210	3,360
14. Fixed charges excluding interest on deposits	2,611	5,222	9,144	8,623		7,604		7,791	7,685
15. Total fixed charges (Line 12)	3,315	6,674	11,977	11,206		10,368		11,001	11,045
16. Add : Preference Securities Dividends (1)	315	315	335	333		269		0	0
17. Total fixed charges plus preference securities dividends	3,629	6,988	12,312	11,539		10,637		11,001	11,045
18. Less: Interest on deposits (Line 5)	704	1,451	2,833	2,583		2,764		3,210	3,360

19. Fixed charges excluding interest on deposits plus preference securities dividends	2,926	5,537	9,479	8,956		7,873		7,791	7,685

Ratios of Earnings to Fixed Charges
Including interest on deposits (Line 4/Line 12)	1.19	1.15	1.09	0.89	(2)	0.40	(6)	1.23	1.10

Excluding interest on deposits (Line 6/Line 14)	1.24	1.19	1.12	0.85	(3)	0.17	(7)	1.32	1.14

Combined Ratios of Earnings to Fixed Charges plus Preference Securities Dividends
Including interest on deposits (Line 4/Line 17)	1.09	1.09	1.06	0.86	(4)	0.39	(8)	N/A	N/A

Excluding interest on deposits (Line 6/Line 19)	1.11	1.12	1.08	0.82	(5)	0.17	(9)	N/A	N/A

(1) Preference securities dividends include coupon payments (gross of tax credits) on the Additional Tier 1 notes issued in 2014 and accounted for as Additional Equity components. Coupon payments are, however discretionary and subject to certain restrictions and are paid on April 30 for the preceding interest paying period.

2016 Amount of the deficiency

(2) The amount of the deficiency is 1,265.

(3) The amount of the deficiency is 1,265.

(4) The amount of the deficiency is 1,598.

(5) The amount of the deficiency is 1,598.

2015 Amount of the deficiency

(6) The amount of the deficiency is 6,261.

(7) The amount of the deficiency is 6,262.

(8) The amount of the deficiency is 6,530.

(9) The amount of the deficiency is 6,531.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income tax expense, less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.